UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

Richard H. Pickup

2321 Alcova Ridge Drive

Las Vegas, Nevada 89134

(702) 240-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29426L108

(1)	Names of reporting persons Richard H. Pickup, an individual
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0
(14)	Type of reporting person (see instructions) IN

CUSIP No. 29426L108

This Amendment No. 13 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2002, as amended through Amendment No. 12 thereto, which was filed with the Commission on April 5, 2011 (as so amended, the “Schedule 13D”).

Item 4.	Purpose of Transaction

On April 4, 2011, Epicor Software Corporation (the “Company”) entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Eagle Parent, Inc. (“Parent”) and Element Merger Sub, Inc., a wholly owned subsidiary of Parent (“Sub”), pursuant to which (i) Sub will make a cash tender offer (the “Offer”) for each share of Common Stock of the Company (“Common Stock”) and (ii) regardless of whether the Offer is consummated, Sub will merge with and into the Company (the “Merger”), all subject to the terms and conditions set forth in the Merger Agreement.

In connection with the Merger Agreement and the transactions contemplated thereby, on April 4, 2011, the Reporting Person, together with Gamebusters Inc., Dito Caree LP, Dito Devcar LP, Pickup CRUT I and Pickup CRUT II (collectively, the “Pickup Entities”), entered into a non-tender and support agreement (the “Support Agreement”) pursuant to which the Reporting Person and the Pickup Entities agreed to (i) not tender shares of Common Stock into the Offer, (ii) vote in favor of and otherwise support the Merger and the other transactions contemplated by the Merger Agreement and (iii) transfer certain shares of Common Stock to Parent or an affiliate of Parent in exchange for cash in the amount of $12.50 per share prior to the effective time of the Merger on the terms and subject to the conditions set forth in the Support Agreement or as otherwise agreed between Parent and the Reporting Person and the Pickup Entities.

Effective as of May 16, 2011, the Reporting Person and the Pickup Entities, Parent and Sub waived their rights under the Support Agreement to purchase and sell, as applicable, the Shares beneficially owned by the Reporting Person and the Pickup Entities. As a result of the Merger, the Reporting Person and Pickup Entities are entitled to receive $12.50 per Share, without interest and net of withholding taxes and the Reporting Person has ceased being a beneficial owner of the Company’s shares.

Item 5.	Interest in Securities of the Issuer

The description contained herein amends and restates in its entirety Item 5 in the Schedule 13D.

(a)	None.

(b)	None.

(c)	The Reporting Person and the Pickup Entities engaged in the following transactions in the last 60 days:

See Item 4 above.

(d)	Not applicable.

(e)	Effective as of May 16, 2011, the Reporting Person ceased to be the beneficial owner of the Company’s securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

/s/ Richard H. Pickup
RICHARD H. PICKUP